October 18, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel, Assistant Director Division of Corporate Finance

Re:	Aristocrat Group Corp. ("the Company") Amendment No. 2 to Registration Statement on Form S-1 File No. 333-176491 Filed October 18, 2011

Dear Mr. Spirgel:

In response to your letter of October 6, 2011 addressed to the Company with your comments on Amendment No. 1 of the Company's Registration Statement on Form S-1, filed September 26, 2011, we herewith transmit the Company’s Second Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Prospectus Cover Page

1.

We note your response to comment two of our letter dated September 20, 2011. A “shell company” is defined as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. See Rule 405 of Regulation C, as well as Release Nos. 33-8587; 34-52038, Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, (July 15, 2005) [70 FR 42234]. We note that, to date, you have had no or nominal operations and your assets consist solely of cash. Based upon these facts, the company is considered a shell company. Therefore, please revise your prospectus cover page to disclose that the securities sold in this offering can only be sold through registration under the Securities Act of 1933, Section 4(1), if available, for nonaffiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

RESPONSE:

We revised our prospectus cover page to disclose that the securities sold in this offering can only be sold through registration under the Securities Act of 1933, Section 4(1), if available, for nonaffiliates, or by meeting the conditions of Rule 144(i) and revised our disclosure throughout our prospectus and including a risk factors to account for the implications of being designated a shell company

2.

As requested in comment three of our letter dated September 20, 2011, please disclose on the prospectus cover page that you are not registering the common stock issuable upon exercise of the warrants at this time.

RESPONSE:

We added the statement that we are not registering the common stock issuable upon exercise of the warrants.

Summary Information, page 3

Business Summary, page 5

3.

We note your response to comments eight and nine of our letter dated September 20, 2011. Please disclose the specific details provided in your responses to these comments in the registration statement, including Ms. Maute’s relationship to Mr. Rose and that your officers and directors, the company, and any promoters or their affiliates do not have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

RESPONSE:

We added the following disclosure to page 5:

Ms. Maute’s prior affiliation with Getting Ready Corp., SEC file number 000-51314, was only as a shareholder. Ms. Maute’s father, Sheldon Rose, was the CEO of Getting Ready Corp., a company incorporated on November 26, 2002 (almost 10 years ago) with a business model similar to Aristocrat Group Corp.  Ms. Maute is seeking to become a reporting company at approximately the same development stage as Getting Ready Corp. Ms. Maute believes that Getting Ready Corp. was ahead of its time and now feels the market is ready for the Aristocrat Group Corp. business model.

Officers and directors, the company or any promoters or their affiliates have no current plans, proposals or arrangements, written or otherwise to seek a business combination with another entity.

In addition, Mr. Rose struggled unsuccessfully for almost ten years to get Getting Ready off the ground. One of the problems, we suspect, was that Getting Ready’s concept was to develop large stores. Aristocrat Group’s model calls for small stores utilizing less overhead.

Risk Factors, page 6

Even though our sole officer does not have any e-commerce experience…, page 8

4.	Please revise this risk factor to explain the term “drop ship basis.”

RESPONSE:

We concur with the Staff and revised the filing to add the following disclosure: “Drop shipping is a supply chain management technique in which the retailer does not keep the goods in stock, but instead transfers customer orders and shipment details to either the manufacturer or wholesales, who then ships the goods to the customers”.

Description of Securities, page 17

Common Stock Purchase Warrants, page 18

5.

Please disclose here and in the summary of the offering on page 4 that you are not registering the common stock issuable upon exercise of the warrants at this time. Disclose whether a purchaser of the units would be able to exercise the warrants that are part of the units without an effective and current registration statement covering the exercise. Disclose why you are not registering the common stock issuable upon exercise of the warrants at this time and if and when you intend to do so. Revise the fourth paragraph on page 18 that describes the exercise and duration of the warrants so that it does not appear that there is a registration statement covering the exercise of the warrants.

We added the following disclosure to page 18 and page 4:

The common stock issuable upon exercise of the warrants is not being registered in this registration statement.  Thus, the purchaser of one unit pursuant to this prospectus will receive one “registered share” of our common stock and two (2) warrants to purchase a total of two (2) “unregistered shares” of our common stock.  Purchasers of the units will be able to exercise the warrants without an effective and current registration statement two (2) years from the closing of the offering.  We are not currently registering the common stock issuable upon exercise of the warrants, because we are seeking long term investors.  However, we will not redeem the warrants unless an effective registration statement covering the common stock issuable upon exercise of the warrants is current and available throughout the 30-day redemption period.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):